August 21, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (860) 547-2552

The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, CT 06155
Attn: Ramani Ayer, Chief Executive Officer

Re: The Hartford Financial Services Group, Inc.
Definitive 14A
Filed April 2, 2007
File No. 1-13958

Dear Mr. Ayer:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Governance of the Company, page 9
Executive Committee, page 10

1. You state that the Executive Committee reviews the performance of the CEO and other senior executives and reviews certain executive compensation issues with the Compensation and Personnel Committee. To the extent these reviews and their results impact compensation, you should discuss them in the Compensation Discussion and Analysis. Also, if applicable, provide any disclosure required by Item 407(e)(3) regarding this committee.

Objectives of the Compensation Program, page 17

2. You mention that you try to tie total compensation in part to individual performance, future potential, scope of responsibilities and experience. You should analyze how these factors influenced the resultant compensation paid to each of the named executive officers and how you structured performance-based pay to reflect individual as well as corporate performance.

3. You state that the three sets of companies you mention generally differ from the set of companies included in the S&P Insurance Composite Index used as the index of peer insurance companies in the performance graph and tables contained in the Company's 2006 annual report to shareholders. Please explain why you use a different group for benchmarking your compensation.

Annual Incentives, page 19

4. We note that the Compensation Committee retains full discretion over any annual incentive amounts you pay to the Company's Senior Executives, subject to the maximum payment levels. Please state whether, to what extent and why the Committee exercised its discretion to override or change compensation element amounts otherwise applicable based upon targets and peer-group comparable amounts.

2007 Long-Term Incentives, page 22

5. You state that you based long-term incentive awards for 2006 primarily on similar awards granted to executives in comparable positions at comparable companies and that you then adjust the awards to reflect an assessment of individual executive performance and potential. Please discuss how the comparable awards and executive performance and potential determined the resultant amount of long-term compensation for each of the named executive officers, and how this is structured to reflect individual as well as corporate performance.

Role of the Company's Officers in Setting Executive Compensation, page 27

6. You state that Mr. Ayer is normally present at each Compensation Committee meeting. Please state what role, if any, he played in Committee deliberations regarding his compensation.

Pension Benefits Table, page 35

7. Describe the material differences between Excess Pension Plan I and Excess Pension Plan II.

Director Compensation, page 47

8. In the narrative discussion before the first table, you mention fees, restricted stock awards, etc., but do not mention stock option awards. It appears that you may have awarded stock options in the current year. If you did, you should expand the disclosure to discuss stock option awards.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3612 with any questions.

Sincerely,

Michael Reedich
Special Counsel